Filed by Rudolph Technologies, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Rudolph Technologies, Inc.

(Commission File No. 001-36226)

The following joint press release regarding the 11th Annual CEO Summit was issued by Nanometrics Incorporated and Rudolph Technologies, Inc. on June 27, 2019.

Nanometrics and Rudolph Technologies to Jointly Participate in the 11th Annual CEO Investor Summit 2019

MILPITAS, Calif. and WILMINGTON, Mass. – June 27, 2019 – Nanometrics Incorporated (NASDAQ: NANO), a leading provider of advanced process control metrology and software analytics, and Rudolph Technologies, Inc. (NYSE: RTEC), a leading provider of semiconductor process control systems, lithography equipment, and software for wafer fabs and advanced packaging facilities, today announced that management from both companies will jointly participate in the 11th Annual CEO Investor Summit, being held July 10th, 2019 at the St. Regis Hotel, San Francisco, CA.

Investors will be able to meet with both Nanometrics management and Rudolph Technologies management in jointly-conducted meetings during both the morning and afternoon sessions. The presentation material utilized during the CEO Summit will be made accessible on the investor pages of each company’s website: www.nanometrics.com and www.rudolphtech.com.

About The 11th Annual CEO Summit

The CEO Summit is hosted by the executive management teams from 21 participating companies and features a “round-robin” format consisting of small group meetings, each 30 minutes in duration. During the event, investors and analysts will have the opportunity to meet with up to 10 of the 21 management teams during the 30-minute group meeting sessions, as well as opportunities to meet with additional management teams during the breakfast and lunch networking sessions.

The 21 management teams collectively hosting the 2019 CEO Summit include: ACM Research (ACMR), Aehr Test (AEHR), Alpha & Omega Semiconductor (AOSL), Axcelis (ACLS), BE Semiconductor Industries (BESI.AS), Brooks (BRKS), Cabot Microelectronics (CCMP), Cohu (COHU), CyberOptics (CYBE), FormFactor (FORM), Ichor Systems (ICHR), inTEST Corporation (INTT), Intevac (IVAC), Kulicke & Soffa (KLIC), Nanometrics (NANO), PDF Solutions (PDFS), Photon Control (PHO.TO), Pivotal Systems (PVS.AX), Rudolph Technologies (RTEC), Soitec (SOI.PA), and Veeco Instruments (VECO).

The CEO Investor Summit is by invitation only and is open to accredited investors and publishing research analysts. As space is limited, please RSVP early. Hosts reserve the right to limit attendance as necessary. Last day for registration is July 5th, 2019.

RSVP Contacts for 11th Annual CEO Summit 2019

To RSVP for the CEO Summit, please contact either of the Summit’s co-chairs.

Laura J. Guerrant-Oiye	Claire E. McAdams
Guerrant Associates	Headgate Partners LLC
Phone: (808) 960-2642	Phone: (530) 265-9899
Email: lguerrant@guerrantir.com	Email: claire@headgatepartners.com

About Nanometrics

Nanometrics is a leading provider of advanced, high-performance process control metrology and inspection solutions used primarily in the semiconductor manufacturing industry, as well as in the fabrication of other solid-state devices and components in the optoelectronic, LED and storage industries, and more recently in the industrial, aerospace and scientific research markets. Nanometrics’ process control solutions include automated and integrated metrology systems as well as software and analytics that measure and monitor key elements of device performance and yield, such as critical dimensions, device structures, surface shape and profile, overall topography and various thin film properties, including three-dimensional features and film thickness, as well as the optical, electrical and material properties of various substrates, devices and components. Nanometrics’ solutions enable advanced process control for device manufacturers, providing improved device yield at reduced manufacturing cycle time, supporting the accelerated product life cycles in the semiconductor and other advanced markets. The company maintains its headquarters in Milpitas, California, with sales and service offices worldwide. Nanometrics is traded on Nasdaq Global Select Market under the symbol NANO. Nanometrics’ website is www.nanometrics.com.

About Rudolph

Rudolph Technologies, Inc. is a leader in the design, development, manufacture and support of defect inspection, lithography, process control metrology, and process control software used by semiconductor and advanced packaging device manufacturers worldwide. Rudolph delivers comprehensive solutions throughout the fab with its families of proprietary products that provide critical yield-enhancing information, enabling microelectronic device manufacturers to drive down costs and time to market of their devices. Headquartered in Wilmington, Massachusetts, Rudolph supports its customers with a worldwide sales and service organization. Additional information can be found on the Company’s website at www.rudolphtech.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of Nanometrics Incorporated (“Nanometrics”) and Rudolph Technologies, Inc. (“Rudolph”). Statements in this communication regarding Nanometrics, Rudolph, or the proposed business combination between Nanometrics and Rudolph (the “Proposed Transaction”) that are forward-looking, including statements regarding the anticipated benefits of the Proposed Transaction, the impact of the Proposed Transaction on Nanometrics’ and Rudolph’s employees, business and future financial and operating results, the amount and timing of synergies from the Proposed Transaction, and the closing date for the Proposed Transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Nanometrics’ and Rudolph’s control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Nanometrics’ and Rudolph’s products and solutions; (ii) the ability of Nanometrics or Rudolph to meet rapid demand shifts; (iii) the ability of Nanometrics or Rudolph to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the companies’ concentrated customer bases; (v) the ability of Nanometrics or Rudolph to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability of Nanometrics or Rudolph to protect and enforce intellectual property rights; (vii) operational, political and legal risks of Nanometrics’ and Rudolph’s international operations; (viii) the increasing complexity of certain manufacturing processes; (ix) raw material shortages and price increases; (x) changes in government regulations of the countries in which Nanometrics and Rudolph operate; (xi) the fluctuation of currency exchange rates; (xii) fluctuations in the market price of Nanometrics’ stock; and (xiii) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the ability of the companies’ to integrate their respective businesses promptly and effectively and to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the companies’ ability to obtain the approval of the Proposed Transaction by their respective stockholders and the timing of the closing of the Proposed Transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the Proposed Transaction to close for any other reason; the risk that a consent or authorization that may be required for the Proposed Transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the Proposed Transaction; and the diversion of management time in connection with the Proposed Transaction. For a more detailed discussion of such risks and other factors, see Nanometrics’ and Rudolph’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risks Factors” in Nanometrics’ Annual Report on Form 10-K for the fiscal year ended December 29, 2018, filed on February 25, 2019, and Rudolph’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February

15, 2019 and in any other subsequently filed periodic reports or other filings of the companies with the SEC, each as available on the SEC website at www.sec.gov or investor.nanometrics.com or investors.rudolphtech.com. Neither Nanometrics nor Rudolph assumes any obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the Proposed Transaction. In connection with the Proposed Transaction, Nanometrics intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Nanometrics and Rudolph that also constitutes a prospectus of Nanometrics. Each of Nanometrics and Rudolph also plan to file other relevant documents with the SEC regarding the Proposed Transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Nanometrics and Rudolph. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Nanometrics and Rudolph, once such documents are filed with the SEC through SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Nanometrics will be available free of charge on Nanometrics’ website at investor.nanometrics.com or by contacting Nanometrics’ Investor Relations Department by email at ir@nanometrics.com or by phone at (530) 265-9899. Copies of the documents filed with the SEC by Rudolph will be available free of charge on Rudolph’s website at investors.rudolphtech.com or by contacting Rudolph’s Investor Relations Department by email at investors@rudolphtech.com or by phone at (978) 253-6200.

Participants in the Solicitation

Nanometrics, Rudolph and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about the directors and executive officers of Nanometrics is set forth in Nanometrics’ proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 3, 2019, and Nanometrics’ Annual Report on Form 10-K for the fiscal year ended December 29, 2018, which was filed with the SEC on February 25, 2019. Information about the directors and executive officers of Rudolph is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 2, 2019, and Rudolph’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 15, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Nanometrics or Rudolph using the sources indicated above.

Nanometrics Contacts

Greg Swyt Vice President, Finance (408) 545-6088 ir@nanometrics.com

Claire McAdams (530) 265-9899 claire@headgatepartners.com

Rudolph Contacts

Michael Sheaffer

(978) 253-6273

mike.sheaffer@rudolphtech.com